Exhibit 99.1

Volvo Aero Services to Market Emirates Airline's Surplus Spare Parts

STOCKHOLM, Sweden--(BUSINESS WIRE)--Sept. 22, 2006--Volvo Aero Services (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) has entered into a five-year agreement with Emirates Airlines in United Arab Emirates, one of the leading airlines in the world, whereby Volvo Aero Services will become the exclusive distributor of surplus spare parts for Emirates.

In conjunction with this announcement, Volvo Aero Services announces the opening of a spares distribution center in Dubai. The logistics services will be managed by Volvo Parts on behalf of Volvo Aero Services. Emirates Q.A. has approved the distribution center and it is anticipated that the facility will be approved by authorities by the end of the year. This will enable Volvo Aero to provide warehouse and logistics services in the Dubai Jebel Ali Free Zone for all our customers in the region.

"The partnership with Emirates strengthens our portfolio as a leading provider of services to the aviation market. In addition, it provides a strategic platform for our growth in the region. We are pleased to add the Emirates name to our growing portfolio of partners. Both companies share the importance of quality and safety in their business models", says Claes Malmros, President of Volvo Aero Services.

"Emirates has selected Volvo Aero for the re-marketing of its surplus material following an exhaustive global sourcing exercise for the service. Besides the establishment of a local presence in Dubai, Volvo Aero's quality and track record convinced us that they were the best organization to partner with", says Andrew Hoad, Senior Vice President Engineering Support Services at Emirates.

"Volvo Parts is pleased to participate in the launch of our first aviation spares distribution center with a premier partner like Emirates." says Bo Olander, Senior Vice President Strategic Development of Volvo Parts.

This contract further position Volvo Aero Services as the leading independent supplier of aftermarket services to the commercial aviation market.

September 22, 2006

Volvo Aero develops and manufactures components for aircraft and rocket engines with a high technology content in cooperation with the world's leading producers. Volvo Aero offers an extensive range of services, including sales of spare parts for aircraft engines and aircraft, sales and leasing of aircraft engines and aircraft, as well as overhaul and repair of aircraft engines. Volvo Aero is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

Editorial information:

Dubai-based Emirates is one of the world's most successful and profitable international airlines. Financially independent and thriving, Emirates has recorded a profit every year since its inception, except the second. In its first 11 years, it doubled in size every 3.5 years, and has every four years since. In the financial year 2005/2006, Emirates carried 14.5 million passengers and one million tonnes of cargo. Always at the forefront of aviation technology, Emirates flies the youngest and one of the most modern fleets in the world, with an average aircraft age of 61 months. It currently operates 95 aircraft to over 80 destinations around the world.

Additional information on the company is available on the Internet at http://www.emirates.com/AboutEmirates/TheEmiratesStory/TheEmiratesStory.asp

For more information about Volvo Aero go to www.volvoaero.com

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CONTACT: Volvo Aero Services
Hank Gibson, +1 561-995-5849